02037566

Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2002

Electrochemical Industries (1952) Ltd.
(Translation of registrant's name into English)

R.E.
5-1-02

Haifa Bay
Acre Industrial Area
P.O. Box 1929
Haifa, 31019 Israel
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Yes __X__ No _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No __X__

The following item or items, which are filed herewith, were either filed by or with respect to Electrochemical Industries (1952) Ltd. ("EIL") with the Tel-Aviv Stock Exchange, or distributed by EIL to its security holders, on the date or dates indicated.

Item	Filing/Distribution Date
1. Immediate Report filed with the Tel-Aviv Stock Exchange	May 23, 2002

Item 1

תעשיות אלקטרוכימיות (1952) בע"מ
Electrochemical Industries (1952) Ltd.
A Subsidiary of ICC Industries Inc.

DIRECTORS REPORT
FOR THE PERIOD JANUARY – MARCH 2002

The following is a summary of the consolidated financial results in NIS millions:

	1-3/2002	1-3/2002	1-3/2001	2001
	US $ M	NIS M		
Sales	23.4	109.4	148.1	471.3
Gross profit	1.2	5.5	3.4	20.1
Operating Income (loss) for the period	(2.2)	(10.1)	(21.4)	(41.5)
Financing expenses	0.4	1.9	6.4	30.5
Net Income (loss) for the period	(2.1)	(9.7)	(19.5)	(57.1)

1. The consolidated financial results for the period under review

During the first two months of the first quarter of 2002 the trend of erosion in PVC prices in the Company's main markets continued, mainly due to the sharp competition for market share in Western Europe.
PVC prices in Western Europe during the period under review, were 9.9% lower compared to average prices in the last quarter of 2001.
There were slight decreases in cost of the main raw materials (ethylene and fuel oil), which resulted in an erosion in profitability.

In the second half of March and in the course of April and May, there were considerable increases in PVC prices globally. This was accompanied by a strong trend of rising prices for imported EDC.
The price trend in PVC markets has been accompanied by an increase in world demand and a shortage of raw materials.
PVC prices (as published in Western Europe) have presently reached a level of Euro 750 per ton, compared with Euro 520 per ton in January and February 2002.

The Company plants worked at full capacity during most of the period under review, apart from an unplanned shutdown at the beginning of March in order to repair the pipe conveying ethylene from CAOL to the Company's site in Akko, and production limitations which occurred during March and April resulting from a global shortage of an essential raw material (EDC).

During the period under review, the sharp reduction in costs of sales, administrative and general expenses which was executed by the Company in the last year, resulted in lower costs of approximately NIS 7 million.

Finance expenses during the period under review were low mainly due to devaluation of the shekel against the dollar. The financial results for the period under review include a provision for doubtful debts which its accumulated balance is NIS 6.0 million (US$ 1.3

2. **EIF Trading**

The Company's operations in the field of downstream products are concentrated in its subsidiary EIF Trading (1971) Ltd., which attained a consolidated sales turnover of NIS 16.8 million (US$ 3.6 million) and gross profit of NIS 2.1 million (US$ 0.4 million). Downstream production was affected in the first quarter by an improved demand for the Company's products in the U.K. market and a weakness in the light construction market for Palkar products in Israel and the USA.

3. **Exposure to market risks and the methods of their management**

3.1 There is no change from the management review for the period January-December 2001.

3.2 Currency balance sheet for the year 2000 and 2001 is attached as an appendix.

4. **Company's operations – the plant in Akko and PVC marketing subsidiaries**

The business and production operations of the Company in Israel are carried out at the Company's production site and head office in Akko. Marketing operations are carried out also through marketing subsidiaries registered and operating abroad.

The following is a summary of the financial results of the Company's plant in Akko and PVC marketing subsidiaries:

	1-3/2002	1-3/2002	1-3/2001	2001
	US $ M	NIS M		
Sales	19.8	92.6	118.5	395.8
Gross profit (loss) for the period	0.8	3.8	(1.3)	11.1
Operating income (loss)	(1.3)	(6.1)	(15.9)	(40.9)
Net income (loss) for the period	(1.6)	(7.4)	(17.1)	(58.0)

The financial results for the quarter under review were affected mainly by the erosion in PVC prices during the first months of the quarter.

5. **Liquidity and financial condition**

a. The Company has long-term loans received in the years 1995 and 1996 from three Israeli banks. At the time of receiving the loans, the Company agreed to meet certain financial ratios, which were updated over the years with the agreement of the banks.
In May 2002, the banks agreed to change some of the financial ratios as at March 31, 2002. In addition, the banks agreed to roll over current maturities that fall due in the third quarter of 2002 and agreed to delay the repayment of loans of US$ 8.8 million (NIS 41.1 million) which were provided to EIF Trading and which, according to the original repayment schedule, would fall due at the beginning of 2003.

b. The total credit provided by the controlling shareholder in the Company (ICC Handels AG and its parent, ICC Industries Inc.) to the Company for the purchase of raw materials, together with the long-term loan, aggregates on March 31, 2002 to US$ 14.0 million

c. Further to the Directors Report for December 31, 2001, the Company is negotiating with the holders of its non-negotiable bonds, in order to approve an arrangement for rescheduling part of the repayment of capital for the years 2002 and 2003. The arrangement will include, inter alia, additional interest to bondholders and allocation of options convertible to Company's shares.
The Company has now obtained a written agreement with the non-marketable bondholders, whose balance of debt totals approximately 80% of the Company's total debt due with respect to the non-negotiable bonds.

d. Following the Directors Reports for December 31, 2001, the Company is negotiating with the Electric Corporation regarding the use of the Company's unused land reserves in Akko, in order to erect a power station operated by natural gas for production of electricity. No details have yet been finalized and no draft agreements have yet been exchanged by the parties.

e. The Government of Israel provided a loan of NIS 21 million (US$ 4.5 million) to the Company. During the period under review, the amount of NIS 7 million (US$ 1.5 million) was received and after the balance sheet date, an additional amount of NIS 7 million (US$ 1.5 million) was received. According to the loan agreement, the remaining NIS 7 million (US$ 1.5 million) will be received at the beginning of July 2002.

f. During the period under review, the average amount of suppliers credit was NIS 170 million (US$ 36.5 million) (credit was for approximately 158 days) while the average credit for customers was NIS 92 million (US$ 19.7 million) (credit for approximately 76 days).

g. **Net cash used for operating activities and for investments**

Cash flows for operating activities and investments (net) for the period of January-March 2002 totaled NIS 7.5 million (US$ 1.6 million) compared to cash flows provided by operating activities and investment of NIS 4.7 million (US$ 1.0 million) for the equivalent period in the previous year.

h. **Net cash used for financing activities**

Financing of cash needs in January-March 2002 was based on long-term loans provided the Company by the Government of Israel and by the banks in Israel and the use of the Company's capital.
During the period under review, the Company repaid long-term liabilities of NIS 18.1 million (US$ 3.9 million).
The Company held cash balances, deposits and negotiable securities Company on March 31, 2002 in the amount of NIS 28 million (US$ 6.0 million).

6. **Claim relating to the sale of PVC at dumping prices in Turkey**

Further to the details appearing in the Board of Directors Report of December 31, 2001, the decision of the Turkish authorities has not yet been received.

7. **Debt of the Volta/Carmiplas Group**

Further to the Immediate Report of April 4, 2002 relating to non-payment of outstanding debts to the Company by Volta Soil Stabilization Ltd. ("Volta"), after demanding immediate payment from Volta and its subsidiaries, including Carmiplas ("the Volta Group") totaling NIS 9 million (US$ 2.0 million), the Company is initiating various collection efforts including enforcement of personal guarantees given by the controlling shareholder in the Volta Group to secure part of the debts.

The Volta group, at its request, was under freezing process ordered by court, for a certain period. As of the date of the Directors Report, part of it is in receivership.

8. **Delisting the Company's shares from the Amex Stock Exchange**

The Company has received notice from the Securities and Exchange Commission (the SEC) that its request to delist its shares from the Amex Stock Exchange has been approved. .

2,579,420 shares, out of a total of 42,152,323 shares comprising all of the Company's issued capital, were listed on the Amex Stock Exchange.

Dr. John J. Farber
Chairman of the Board

Amir Endvelt
CEO

May 22, 2002

ctrochemical Industries (1952) Ltd

pendix for Directors' Report - 31.03.2002-

rency balance sheet

CURRENCY BALANCE SHEET

31.12.01

N.I.S.'000

	ISRAELI CURRENCY LINKED	ISRAELI CURRENCY NON-LINKED	U.S.$	EUROPEAN CURRENCY*	OTHERS	TOTAL
TS						
		2,530	1,900	597		5,027
tments in marketable securities &deposits	17,122	1,027	10,503	0		28,652
unts Receivable:Customers		38,959	5,364	44,080		88,403
Other	0	8,510	6,773	2,400		17,682
ierm deposits and non current receivables	1,961	0	770	0		2,731
inancial assets					672,225	672,225
assets according to linkage base	19,083	51,026	25,310	47,077	672,225	814,720
ITIES						
term loans from banks	0	16,328	28,638	46,350		91,315
nt maturities of long term debt	7,039	1,559	50,022	3,506		62,126
ors and accurals-parent company	0	0	0	0		0
ors and accurals-others	537	78,161	22,402	60,161		161,261
& non marketable debentures	37,898	13,056	217,822	17,043		285,719
table debentures	13,224	0	10,718	2,040		25,982
arketable convertible debentures	0	0	18,905	0		18,905
: company-loan	0	0	26,724	0		26,724
: company-suppliers credit	0	0	31,131	0		31,131
ed employee rights upon retirement	0	168	1,554	0		1,722
nancial liabilities					3,455	3,455
liabilities according to linkage base	58,798	109,272	407,717	129,100	3,455	708,342
ial assets net of financial liabilities	(39,716)	(58,246)	(382,407)	(82,023)	668,770	106,378

CURRENCY BALANCE SHEET

31.12.00

N.I.S.'000

	ISRAELI CURRENCY LINKED	ISRAELI CURRENCY ON-LINKE	U.S.$	EUROPEAN CURRENCY*	OTHERS	TOTAL
TS						
	2,465	2,346	16,665	5,882		27,359
tments in marketable securities &deposits	39,186	20,709	3,468	0		63,363
unts Receivable:Customers		41,522	4,444	87,791		133,757
Other	0	18,298	1,741	4,467		24,506
ierm deposits and non current receivables	5,300	0	1,460	0		6,759
inancial assets					694,407	694,407
assets according to linkage base	48,850	82,877	27,778	96,140	694,407	950,162
ITIES						
term loans from banks	0	12,272	28,979	68,456		109,707
nt maturities of long term debt	15,628	75	45,900	5,303		66,906
ors and accurals-parent company	0	0	0	0		0
ors and accurals-others	0	71,985	44,757	60,259		177,001
& non marketable debentures	44,355	2,896	262,784	27,578		337,625
table debentures	19,444	0	16,077	4,346		39,866
arketable convertible debentures	0	0	22,010	0		22,010
: company-loan	0	0	0	0		0
: company-suppliers credit	0	0	0	0		0
ed employee rights upon retirement	0	5,041	0	0		5,041
nancial liabilities					28,502	28,502
liabilities according to linkage base	79,427	92,269	420,517	165,943	28,502	786,658
ial assets net of financial liabilities	(32,477)	(9,392)	(392,739)	(67,803)	665,905	163,494

i s.Lg

ELECTROCHEMICAL INDUSTRIES (1952) LTD.

CONDENSED CONSOLIDATED BALANCE SHEET
ADJUSTED FOR CHANGES IN THE RATE OF EXCHANGE
OF THE U.S.$ TO THE NEW ISRAELI SHEKEL (NIS) CURRENCY
AS OF MARCH 31, 2002

ELECTROCHEMICAL INDUSTRIES (1952) LTD.

CONDENSED CONSOLIDATED BALANCE SHEET
ADJUSTED FOR CHANGES IN THE RATE OF EXCHANGE
OF THE U.S.$ TO THE NEW ISRAELI SHEKEL (NIS) CURRENCY
AS OF MARCH 31, 2002

UNAUDITED

INDEX

ERNST & YOUNG

▪ Kost Forer & Gabbay
2 Pal-Yam St.
Haifa-33095, Israel

▪ Phone: 972-4-8654000
Fax: 972-4-8654022

The Board of Directors
Electrochimical Industries (1952) Ltd.

Re: Review report of unaudited interim consolidated financial statements for the three months ended March 31, 2002

At your request, we have reviewed the accompanying interim consolidated balance sheet of Electrochemical Industries (1952) Ltd. ("the Company") as of March 31, 2002, and the related interim consolidated statements of income, changes in equity and cash flows for the three months then ended. Our review was made in accordance with the procedures prescribed by the Institute of Certified Public Accountants in Israel, and included, inter-alia, reading the aforementioned interim consolidated financial statements, reading the minutes of meetings of the shareholders and the Board of Directors and its committees, and making inquiries of certain officers responsible for financial and accounting matters.

The financial statements of previous periods were audited and reviewed by other auditors.

We were furnished with the report of other auditors on their review of the financial statements of a subsidiary whose assets included in consolidation constitute approximately 17% of total consolidated assets, and whose revenues included in consolidation constitute approximately 14% of the total consolidated revenues.

The foregoing procedures do not constitute an examination made in accordance with generally accepted auditing standards, and are limited in scope. Therefore, we do not express an opinion on the interim consolidated financial statements.

In the course of our review, based on the review report of the other auditors, nothing came to our attention that would indicate that material changes to the interim consolidated financial statements are required in order that they may be considered prepared in accordance with generally accepted accounting principles in Israel. Furthermore, in our opinion, the consolidated financial statements referred to above are prepared in accordance with the Israeli Securities Regulations (Periodic and Immediate Statements), 1970.

Haifa, Israel
May 22, 2002

KOST FORER & GABBAY
KOST FORER & GABBAY
A Member of Ernst & Young International

ELECTROCHEMICAL INDUSTRIES (1952) LTD.

CONSOLIDATED BALANCE SHEETS

Adjusted for changes in the rate of exchange of the U.S.$ to the New Israeli Shekel
As of March 31, 2002

	March 31, 2000	March 31, 2001	December 31, 2001
	NIS (in thousands) Unaudited	NIS (in thousands) Unaudited	NIS (in thousands) Audited
CURRENT ASSETS:			
Cash	6,937	31,616	5,027
Investments in marketable securities and deposits	21,043	36,308	28,652
Accounts receivable:			
Customers	90,218	119,109	88,403
Other	35,710	41,807	25,259
Inventories	74,520	100,768	86,619
Total current assets	228,428	329,608	233,960
LONG-TERM LOANS AND DEPOSITS:			
Loan	-	4,187	2,731
Deposits - Banks	-	2,376	-
Total - Long-term loan and deposits	-	6,563	2,731
FIXED ASSETS:			
Property, Plant and Equipment - at cost net of accumulated depreciation	481,649	448,889	478,204
Expansion in progress	42,619	57,318	41,013
Spare parts inventory	14,004	26,972	14,004
Fixed assets - net	538,272	533,179	533,221
DEFERRED EXPENSES AND OTHER ASSETS, NET	43,142	50,083	44,808
	809,842	919,433	814,720

The accompanying notes are an integral part of the financial statements.

ELECTROCHEMICAL INDUSTRIES (1952) LTD.

CONSOLIDATED BALANCE SHEETS

Adjusted for changes in the rate of exchange of the U.S.$ to the New Israeli Shekel
As of March 31, 2002

	March 31, 2000 NIS (in thousands) Unaudited	March 31, 2001 NIS (in thousands) Unaudited	December 31, 2001 NIS (in thousands) Audited
CURRENT LIABILITIES:			
Bank credits	101,100	108,597	91,316
Current maturities of long-term debt	54,933	72,760	62,126
Creditors and accrued liabilities:			
Parent company	6,988	14,125	-
Other	155,407	174,751	161,261
Total current liabilities	318,428	370,233	314,703
LONG-TERM DEBT:			
Loans and non-marketable debentures	293,286	308,452	285,719
Marketable debentures	20,166	32,989	25,982
Non-marketable convertible debentures	21,155	20,548	18,905
Parent company - loans	27,121	-	26,729
Parent company - suppliers credit	31,131	23,340	31,131
Deferred taxes on income	-	8,463	1,937
Accrued employee rights upon retirement	289	1,158	1,723
Total long-term debt	393,148	394,950	392,126
MINORITY INTEREST	1,554	10,293	1,512
SHAREHOLDERS' EQUITY	96,712	143,957	106,379
	809,842	919,433	814,720

May 22, 2002
Date of approval

A. ENDVELT
Managing Director and Chief Executive Officer

O. ISVORANU
Vice-President Finance

The accompanying notes are an integral part of the financial statements.

ELECTROCHEMICAL INDUSTRIES (1952) LTD.

CONSOLIDATED STATEMENT OF OPERATIONS

Adjusted for changes in the rate of exchange of the U.S.$ to the New Israeli Shekel
As of March 31, 2002

	Three months ended March 31, 2000	Three months ended March 31, 2001	Year ended December ,31 2001
	NIS (in thousands) Unaudited	NIS (in thousands) Unaudited	NIS (in thousands) Audited
SALES			
Local	51,315	55,993	213,967
Export	58,042	92,090	257,375
Total sales	109,357	148,083	471,342
COST OF SALES	103,811	144,685	450,434
GROSS PROFIT	5,546	3,398	20,908
Selling expenses	9,210	13,495	44,916
General and administrative expenses	5,163	8,038	28,176
Total Selling, general and administrative expenses	14,373	21,533	73,092
Loss before other expenses, net	(8,827)	(18,135)	(52,184)
Other expenses, net	(1,270)	(3,286)	10,718
Loss from operations before financing	(10,097)	(21,421)	(41,466)
Financing expenses, net	(1,862)	(6,423)	(30,501)
Loss before taxes on income	(11,959)	(27,844)	(71,967)
Taxes on income	2,399	8,607	15,171
Net loss before minority share	(9,560)	(19,237)	(56,796)
Minority share in profits of consolidated subsidiaries	(107)	(289)	(308)
Share of company in losses of affiliated company	-	(9)	(9)
Net loss for the period/year	(9,667)	(19,535)	(57,113)
Primary loss per NIS 1 nominal value share	NIS (0.23)	NIS (0.46)	NIS (1.35)

The accompanying notes are an integral part of the financial statements.

ELECTROCHEMICAL INDUSTRIES (1952) LTD.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

Adjusted for changes in the rate of exchange of the U.S.$ to the New Israeli Shekel
As of March 31, 2002

	Three months ended March 31, 2002			
	Share Capital	Premium on shares	Retained losses	Total equity
	NIS (in thousands) (unaudited)			
Balance at beginning of period	175,190	70,202	(139,013)	106,379
Net loss for the period	-	-	(9,667)	(9,667)
Balance at end of period	175,190	70,202	(148,680)	96,712

	Three months ended March 31, 2001			
	Share Capital	Premium on shares	Retained losses	Total equity
	NIS (in thousands) (unaudited)			
Balance at beginning of period	175,190	70,202	(81,900)	163,492
Net loss for the period	-	-	(19,535)	(19,535)
Balance at end of period	175,190	70,202	(101,435)	143,957

	Year ended December 31, 2001			
	Share Capital	Premium on shares	Retained losses	Total equity
	NIS (in thousands) (audited)			
Balance at beginning of year	175,190	70,202	(81,900)	163,492
Net loss for the year	-	-	(57,113)	(57,113)
Balance at end of year	175,190	70,202	(139,013)	106,379

The accompanying notes are an integral part of the financial statements.

ELECTROCHEMICAL INDUSTRIES (1952) LTD.

CONSOLIDATED STATEMENT OF CASH FLOWS

Adjusted for changes in the rate of exchange of the U.S.S to the New Israeli Shekel
As of March 31, 2002

	Three months ended March 31, 2000	Three months ended March 31, 2001	Year ended December 31, 2001
	NIS (in thousands) Unaudited	NIS (in thousands) Unaudited	NIS (in thousands) Audited
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net (loss) income	(9,667)	(19,535)	(57,113)
Adjustments to reconcile net (loss) income to net cash used for operating activities (see exhibit)	7,357	22,341	86,433
Net cash (used for) provided by operating activities	(2,310)	2,806	29,320
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of fixed assets	(6,538)	*(16,142)	*(44,272)
Investment grant received	490	289	1,545
Proceeds from disposal of fixed assets	149	51	32,233
Sale of securities and deposits, net of investments	6,783	26,173	35,701
Deferred expenses	(6,028)	(8,500)	(32,494)
Net cash provided by (used for) investing activities	(5,144)	1,871	(7,287)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Payment of long-term debt	(18,060)	(11,889)	(71,813)
Receipt of long-term debt issue of convertible debentures	17,640	13,313	44,738
Dividend paid to minority in consolidated subsidiary	-	(733)	(733)
Increase (decrease) of short-term bank facilities, net	9,784	(1,111)	(16,557)
Net cash provided by (used for) financing activities	9,364	(420)	(44,365)
Net increase (decrease) in cash	1,910	4,257	(22,332)
Cash balance at beginning of period/year	5,027	27,359	27,359
Cash balance at end of period/year	6,937	31,616	5,027

* Reclassified.

The accompanying notes are an integral part of the financial statements.

ELECTROCHEMICAL INDUSTRIES (1952) LTD.

CONSOLIDATED STATEMENT OF CASH FLOWS

Adjusted for changes in the rate of exchange of the U.S.$ to the New Israeli Shekel
As of March 31, 2002

	Three months ended March 31, 2000	Three months ended March 31, 2001	Year ended December 31, 2001
	NIS (in thousands) Unaudited	NIS (in thousands) Unaudited	NIS (in thousands) Audited
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH USED FOR OPERATING ACTIVITIES:			
Income and expenses not affecting cash flows:			
Depreciation and amortization	8,402	8,169	30,039
Increase (decrease) in liability for deferred taxes	(2,642)	(9,084)	(15,754)
Share of company in profits of non-consolidated subsidiary	-	9	9
Minority share in profits of consolidated subsidiary	107	289	308
Increase (decrease) in liability for employee rights upon retirement	(1,433)	(3,884)	(3,319)
Profit loss from sale of fixed assets and investment	(9)	19	(17,790)
Exchange differences on long-term debt	(835)	(1,872)	(2,451)
Linkage increments and exchange differences on debentures and on convertible debentures	(1,970)	(3,580)	(5,214)
Linkage increments on long-term investments and deposit	-	229	635
Changes in value of marketable securities and deposits	826	751	850
CHANGES IN ASSETS AND LIABILITIES:			
Receivables:			
Customers	(733)	13,533	28,325
Others	(7,982)	(4,957)	7,567
Inventories	12,100	15,180	29,866
Creditors and accrued liabilities	1,526	7,539	33,362
	7,357	22,341	86,433

The accompanying notes are an integral part of the financial statements.

NOTE 1:- GENERAL

a. The consolidated financial statements for the interim period of three months ended March 31, 2002 have been prepared in accordance with those generally accepted accounting principles applied in the annual financial statements and in accordance with generally accepted accounting principles concerning financial statements for interim periods. Accordingly, the statements have been prepared on the basis of the historical cost convention adjusted for the changes in the exchange rate of the U.S. dollar.

The interim financial statements have been prepared with the assumption that their reader has also the financial statements for the last reported year.

b. The interim statements (including comparative figures) are presented in NIS of March 2002.

Following are the changes in the Israeli CPI and in the exchange rate of the U.S. dollar:

	Israeli CPI	Representative exchange rate of U.S. $
For the three months period ended March 31, 2002	2.4	5.7
For the three months period ended March 31, 2001	(0.5)	3.7
For the year ended December 31, 2001	1.4	9.3

NOTE 2:- TRANSACTIONS WITH RELATED PARTIES

	Three months ended March 31,		Year ended December 31,
	2002	2001	2001
	Unaudited		Audited
	NIS in thousands		
Sales	2,482	-	-
Purchases	8,218	11,190	31,212

ELECTROCHEMICAL INDUSTRIES (1952) LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 3:- DELISTING THE COMPANY'S SHARES OF THE AMEX IN THE U.S.

On March 27, 2002, the Company presented a request to delist its shares from the stock exchange in New York. In the request to delist, the shareholders were conferred the right to confirm or to disapprove the delist until April 19, 2002. On April 25, 2002, the SEC (Securities and Exchange Commission) informed the Company that the Company's request to delist its shares was approved. The Company will continue to file reports with the SEC until the conditions according to which it may cease reporting are met.

NOTE 4:- A SETTLEMENT FOR SCHEDULING THE REPAYMENT OF THE PRINCIPAL ON THE NON-MARKETABLE DEBENTURE

Until the date of the approval of the financial statements, the Company has received a written confirmation by 80% of the holders of the non-marketable debenture to change the scheduling of the repayment of the principal in 2002 and 2003.

Electrochemical Industries (1952) Ltd.
A Subsidiary of ICC Industries Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELECTROCHEMICAL INDUSTRIES (1952) LTD.

Date: May 23, 2002

By: ....
Yair Kohavi, Adv.
Corporate Secretary